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                            HYBRID FUEL SYSTEMS, INC
                           Vehicle Conversion Systems
                      Fuel Station Istallation and Service
                             Research & Development
                             Training Certification

                               September 27, 2005

Mr. Joseph A. Foti
Mr. Jeffrey Sears
US Securities and Exchange Commission
Washington, DC 20549

re:      Hybrid Fuel Systems, Inc., (the "Company")
         Amendment No. 4 to Registration Statement on Form SB-2
         Filed on 9/8/2005
         Form 10-KSB for the period ended December 31, 2004
         Form  10-QSB for the period ended March 31, 2005
         Form 10-QSB for the period ended June 30, 2005

Dear Mr. Sears:

We have amended the subject document in light of your correspondence dated September 22, 2005 and highlight the changes we've made.

Form SB-2/A filed September 8, 2005

Prospectus Summary

General

Summary Historical Financial Data, page 1

1. Please revise the 2003 "Total Liabilities" balance in your summary of historical financial data to include the redeemable securities balance at December 31, 2003 or revise your table to provide a separate line item which reflects the redeemable securities at December 31, 2003.

      Response:

      We have amended the summary historical financial data table found on page 1 of the Prospectus Summary adjusting the Total Liabilities for the year ended 2003 to $1,986,199 as follows:

                   12409 Telecom Drive, Tampa, Florida 33637
                       (813)-979-9222/(fax)(813)-979-9224
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1.    Summary Historical Financial Data

                               2004            2003            2002
                           ------------    ------------    ------------
Statement of Operations
  Revenue                $    138,724    $    231,269    $    123,702
  Net Loss               $ (2,972,473)   $   (548,821)   $   (741,575)
  Net Loss Per Share     $      (0.12)   $      (0.05)   $      (0.06)
Weighted Average Basic     23,857,093     12,054,742      11,741,317
and Diluted Shares

Balance Sheet
  Cash and equivalents   $      2,025    $          6    $        147
  Total Assets           $     82,005    $     44,515    $     57,898
  Total Liabilities      $    753,258    $  1,986,199    $  1,605,761
  Shareholders' Equity   $   (671,253)   $ (1,941,684)   $ (1,547,863)

Management's Discussion and Analysis of Plan of Operation

Liquidity and Capital Resources, page 10

2. We note that you provide minimal discussion of your company's liquidity or capital resources. We believe that the disclosures of your company's liquidity and capital resources should be expanded significantly as your company (1) will be required to pay an additional $200,000 of cash toward the acquisition of DRV, (2) has not met the revised payment terms of your note payable to the Peachtree National bank, (3) has not paid a significant portion of the purchase price toward the acquisition of the new Taylor dynometer, and it appears that your company is still subject to payments of $200,000 toward finalizing your new debt facility and $250,000 for the one-time fee payable to your licensor. Please provide expanded disclosures regarding your company's liquidity which includes a detailed discussion of your company's capital resources and your company's ability to meet its cash requirements.

      Response:

      We have amended the Liquidity and Capital Resources, page 10 of the Prospectus as marked below:

      Liquidity and Capital Resources

      Previously, we have met our cash needs through the sale of our common stock, loans and contributions from our principals. We recently concluded a $1,200,000 in financing and we have received the first $600,000, minus expenses. We are also beginning to sell our Fuel2 system in quantities which are meaningful such as a 25 system order for a United Kingdom based client and a 50 Fuel2 system to a Florida based client. We are scheduled to receive the second increment of $600,000 upon the effectiveness of our SB-2 registration statement. Further, our Chairman and our Chief Executive Officer and White Knight SST, Inc. have previously provided our financing in exchange for our common stock.

      Extraordinary items which will impact our cash include a one-time fee payable to our Licensor in the amount of $250,000, an estimated $100,000 toward finalizing our new facility in PeachTree City, an estimated $150,000 for equipment purchasing as well as an approximately $80,000 debt in default with PeachTree bank. Further, there is a contingency payment remaining for our acquisition of DRV Energy in an amount of $200,000.

      Based on the cash we receive from the financing, minus the extraordinary commitments cited above, taken together with income from the sales of our Fuel2 system, we believe we can meet all our obligations for the foreseeable future. Although we have no written agreement in place, any short falls we encounter in our cash will be provided by our principals. For example, we are required to make a $101,000 payment towards the build-out of our facility in PeachTree City no later than Monday, September 26, 2005. Our principals have made these funds available to ensure we do not miss this payment deadline. In the event that our principals are not able to provide such financing as needed, we will have to seek additional financing. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

      We believe that additional sales of our Fuel2 system will allow us to continue meeting our obligations for the foreseeable future.


                   12409 Telecom Drive, Tampa, Florida 33637
                       (813)-979-9222/(fax)(813)-979-9224

Part 1 - Financial Information

Financial Statements for the period ended June 30, 2005

Notes to Unaudited Financial Statements

3. We note from the MD&A section and the Form 8-K filed on August 12, 2005 that your company acquired DRV Energy, Inc. in August of 2005. Please disclose the details of this transaction in a "subsequent events" footnote to your June 30, 2005 financial statements. Your amended disclosures should provide information including, but not limited to:

      o     The name and a brief description of the acquired entity.
      o The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price which results in recognition of goodwill, if any will be recognized.
      o The total cost of the acquired entity, including: (1) cash to be provided in conjunction with the acquisition, (2) the number of common shares issued or to be issued in conjunction with the acquisition, (3) the value assigned to the common shares issued or to be issued as a part of the acquisition, and (4) the basis for determining the value assigned to the common shares issued or to be issued.
      o A condensed balance sheet disclosing the amounts assigned to each major asset and liability caption of the acquired entity at the acquisition date, to the extent that such amounts have been determined.

     Response:

     We have amended the Notes to the Unaudited Financial Statements relating to the period ended June 30, 2005 as contained in the SB-2/A and 10-QSB for the period ended June 30, 2005 by including the following discussion:

      Acquisition of DRV Energy

     On August 11, 2005 (the "Closing Date"), we completed the closing of a Share Exchange Agreement (the "Agreement") with DRV Energy, Inc., an Oklahoma corporation ("DRV") and the sole shareholder of DRV, Sheri Vanhooser (the "DRV Shareholder") that was entered into on June 29, 2005. The purchase price for DRV Energy was $4,000,000 which was based on achieving certain revenue levels for 2005. 10% of the purchase price was to be paid in cash with 50% paid at closing and 50% payable January 1, 2006 contingent to achieving certain revenue levels. The value of $0.31 was given to our shares for the purposes of this agreement as representing 100% of the closing bid price of our stock on June 29, 2005. Pursuant to the Agreement, we acquired all of the outstanding equity stock of DRV from the DRV Shareholder.

     DRV Energy, Inc., an Oklahoma corporation ("DRV") was formed November 30, 1994 to engage in the alternative fuels industry through the sales and services of vehicle conversion system. DRV is a small volume manufacturer of EPA Certified bi-fuel and dedicated natural gas and propane turnkey conversion systems. DRV Energy also has a full service alternative fuels center with slow/fast fill stations as well as compressor installation and maintenance capabilities.


                   12409 Telecom Drive, Tampa, Florida 33637
                       (813)-979-9222/(fax)(813)-979-9224

     The overriding factor in our decision to acquire DRV Energy was the market-ready state of their menu of EPA-Certified conversion systems. Since inception, we have devoted our development to a heavy-duty diesel to natural gas conversion system. While we are proceeding with required EPA verifications, until that project is completed, we are unable to market our systems domestically. DRV on the other hand, is actively in the market place selling EPA certified systems. The conversion of the 71 Dallas County School System buses is an example of how combining DRV with us allows us to begin focusing on marketing and sales in conjunction with our development.

Financial Statements for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 1

4. SAS 1AU 420.12 requires a correction of an error to be recognized in the auditor's report through the addition of an explanatory paragraph. As such, please provide an auditor's report that includes an explanatory paragraph which states the nature of the errors contained in your company's previously filed financial statements and which cross-references to the footnote to the financial statements which disclose the details of the restatement.

      Response:

      Our Independent Registered Public Accounting Firm has amended their audit report contained in the Company's Form 10-KSB for the year ended December 2004 and the SB-2/A as indicated below:

      We have audited the accompanying balance sheets of Hybrid Fuel Systems, Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

      The financial statements referred to above have been restated for the correction of an error. The statements did not originally include an amortization of embedded discount for a conversion feature of convertible debt which has been reflected in the restated financial statements. See footnote 2.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hybrid Fuel Systems, Inc. and as of December 31, 2004 and 2003 and the results of operations and cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.


                   12409 Telecom Drive, Tampa, Florida 33637
                       (813)-979-9222/(fax)(813)-979-9224

5. In addition, as your subsequent events footnote is now Note 12 to your financial statements, please provide a report from your independent auditor that is dual dated for the appropriate footnote.

      Response:

      Our Independent Registered Public Accounting Firm has amended their audit report contained in the Company's Form 10-KSB for the year ended December 2004 and the SB-2/A relating to the date of the audit report as indicated below:

      March 24, 2005 and April 1, 2005 as to Notes 1, & 12 and September 2, 2005 as to Note 3

Notes to Financial Statements

Note 12 Subsequent Event Unaudited, page 16

6. We have reviewed your response to our prior comment number 5, and we note that you have labeled your entire subsequent event footnote as "unaudited." The intent of our prior comment was to ensure that the disclosures relating to the material stock issuances and conversions that previously appeared to have occurred after March 31, 2005 were identified as unaudited, as these events also appeared to have occurred after the date of the independent auditor's report, but before the re-issuance of such report in the amendment to your registration statement on Form SB-2/A. We note that your disclosures relating to these events have been removed from the subsequent events footnote in your latest amendment to your registration statement on Form SB-2/A. Your subsequent events footnote, in its entity, should not be labeled as unaudited, as reliance was placed on the secured convertible promissory note agreement disclosed in the --- footnote when determining that the substantial doubt about your company's ability to continue as a going concern had been alleviated prior to the issuance of your financial statements. Please do not label the disclosures that are currently provided in your subsequent events footnote as "unaudited."

      Response:

      We have amended the Company's Form 10-KSB for the year ended December 2004 and the SB-2/A Note 12 to the Financial Statements on page 16 as indicated below:

      NOTE 12 SUBSEQUENT EVENT

Consent of Independent Registered Public Accounting Firm

7. Please provide an updated consent that references the appropriate amendment to your Registration Statement on Form SB-2.

      Our Independent Registered Public Accounting firm has provided a consent which reads:

      We hereby consent to the inclusion in Amendment No. 5 to the Registration Statement on Form SB-2 of Hybrid Fuel Systems Inc. of our report dated March 24, 2005 and April 1, 2005 as to Notes 1 and 12 and September 2, 2005 as to Note 2, which appears in the Registrant's Form 10KSB for the year ended December 31, 2004.


                   12409 Telecom Drive, Tampa, Florida 33637
                       (813)-979-9222/(fax)(813)-979-9224

Form 10-KSB for the fiscal year ended December 31, 2005

General

8. Please address our comments regarding your Form SB-2 in your Form l0-KSB for the period ended December 31, 2004 and in your quarterly reports for the periods ended March 31, 2005 and June 30 2005, where applicable.

      Response:

      In addition to the changes made to the Form SB-2, it appears our responses to your comments numbered 1 - 7 necessitate amending with respect to the following:

      o The Company's Form 10-KSB for the year ended December 2004 relating to comments numbered 4, 5 and 6;

      o The Company's Form 10-QSB for the period ended June, 2005 relating to comments numbered 2 and 3.

      o We did not note any response which would require a restatement for the quarterly report on Form 10-QSB for the period ended March, 2005 based on comments 1 - 7.

Form 10-QSB/A for the quarter ended March 31, 2005

Consolidated Balance Sheet, page 3

9. It appears that your have restated your balance sheet for the period ended March 31, 2005, as your most recent amendment to your Form l0-QSB for the period ended March 31, 2005 accounts for the previously reported related party convertible debt as if it had been converted prior to the end of the quarter. Please provide disclosures in a footnote to your financial statements which discusses the nature of the error that resulted in the restatement and effect of the correction of the error on your reported loss per share. The footnote should also discuss all other restatements to the previously reported balances in your Form l0-QSB. Please refer to the requirements of paragraph 37 of APB 20.

      Response:

      We inserted the following footnote numbered 7 to the unaudited financial statements contained in the Company's quarterly report for the period ended March 31, 2005 as well as the final paragraph in the section marked Convertible Debt on page 11 of the annual report for the period ended December 31, 2004:

      Note 7 - Restatement (as inserted in the Form 10-QSB Final paragraph of Convertible Debt (as inserted in the Form 10-KSB)

      The restatement was required to correct an error. Previously, we did not include an amortization of embedded discount for a conversion feature of convertible debt which has been reflected in the restated financial statements. The restatement had the effect of increasing the loss for March 31, 2004 and 2005 by $249,052 and $510,956, respectively. It had the effect of increasing loss per share for March 31, 2004 and 2005 by $0.01 and $0.02, respectively. It increased the loss per share for December 31, 2003 and 2004 by $0.02 and $0.04, respectively.


                   12409 Telecom Drive, Tampa, Florida 33637
                       (813)-979-9222/(fax)(813)-979-9224

10. Please file an amendment to your Form 10-QSB for the period ended June 30, 2005 that reflects the restatements to your financial statements that are included in this quarterly report. Your amended document should include revisions to your MD&A disclosures, to the extent necessary, to reflect the changes in your company's reported balances.

      Response:

      We have amended the Company's Form 10-QSB for the period ended June 30, 2005 to include our revised financial statements and MD&A for that period as filed in our most recent Form SB-2.


Sincerely,

/s/ Mark Clancy

Mark Clancy
Chief Executive Officer


                   12409 Telecom Drive, Tampa, Florida 33637
                       (813)-979-9222/(fax)(813)-979-9224

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